1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Apr 30, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F     X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No     X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/04/30

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit	Description
1.	Consolidated Financial Statements as of December 31, 2006 and March 31, 2007 (Unaudited) and for Three Months Ended March 31, 2006 and 2007 (Unaudited)

2.	Press Release to Report Operating Results for 1Q 2007 and Forecast for 2007

Exhibit 1

Chunghwa Telecom Co., Ltd.

Consolidated Financial Statements as of December 31, 2006 and March 31, 2007 (Unaudited) and for Three Months Ended March 31, 2006 and 2007 (Unaudited)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31,	March 31
	2006	2007	2007
	NT$	NT$	US$
		(Unaudited)	(Unaudited)
			(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$70,673	$79,077	$2,396
Short-term investments	6,951	8,235	249
Trade notes and accounts receivable, net	12,630	10,870	329
Inventories	2,183	2,625	80
Prepaid expenses	907	3,003	91
Deferred income taxes	1,271	1,232	37
Other current assets	6,287	6,741	204

Total current assets	100,902	111,783	3,386

LONG-TERM INVESTMENTS	3,546	4,617	140

PROPERTY, PLANT AND EQUIPMENT, NET	277,426	271,603	8,228

INTANGIBLE ASSETS
3G concession, net	8,983	8,796	266
Patents and computer software, net	210	195	6
Goodwill	73	73	2

Total intangible assets	9,266	9,064	274

OTHER ASSETS

Deferred income taxes, non-current	3,457	3,554	108
Other	4,184	4,115	125

Total other assets	7,641	7,669	233

TOTAL	$398,781	$404,736	$12,261

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	$126	$213	$6
Trade notes and accounts payable	9,906	9,226	279
Income tax payable	12,469	16,894	512
Accrued expenses	19,937	11,987	363
Current portion of deferred income	8,354	8,466	257
Current portion of long-term loans	323	17	1
Customers’ deposits	6,654	6,500	197
Other current liabilities	9,344	8,056	244

Total current liabilities	67,113	61,359	1,859

LONG-TERM LIABILITIES
Deferred income, net of current portion	9,350	9,147	277
Accrued pension liabilities	1,612	2,265	69
Other	561	504	15

Total long-term liabilities	11,523	11,916	361

Total liabilities	78,636	73,275	2,220

MINORITY INTEREST	98	90	3

COMMITMENTS AND CONTINGENCIES (Notes 13 and 14)

STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.3) par value Authorized - 12,000,000,000 common shares Issued and outstanding - 9,667,845,093 common shares	96,678	96,678	2,929
Capital surplus	164,330	164,334	4,978
Retained earnings	58,727	69,867	2,116
Other comprehensive income	312	492	15

Total stockholders’ equity	320,047	331,371	10,038

TOTAL	$398,781	$404,736	$12,261

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended March 31
	2006	2007	2007
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
REVENUES	$45,020	$45,781	$1,387

OPERATING COSTS AND EXPENSES
Costs of revenues, excluding depreciation and amortization	15,425	14,880	451
Marketing, excluding depreciation and amortization	5,042	4,454	135
General and administrative, excluding depreciation and amortization	1,038	685	21
Research and development, excluding depreciation and amortization	649	621	19
Depreciation and amortization—cost of revenues	9,657	9,366	284
Depreciation and amortization—other operating expense	572	550	16

Total operating costs and expenses	32,383	30,556	926

INCOME FROM OPERATIONS	12,637	15,225	461

OTHER INCOME
Interest	133	306	9
Other income	218	152	5

Total other income	351	458	14

OTHER EXPENSES
Interest	—	2	—
Other expenses	65	121	3

Total other expenses	65	123	3

INCOME BEFORE INCOME TAX AND MINORITY INTEREST	12,923	15,560	472

INCOME TAX EXPENSE	3,604	4,420	134

INCOME BEFORE MINORITY INTEREST	9,319	11,140	338

MINORITY INTEREST	—	8	—

NET INCOME	$9,319	$11,148	$338

NET INCOME PER SHARE	$0.95	$1.15	$0.03

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,790,569,576	9,667,845,093	9,667,845,093

NET INCOME PER PRO FORMA EQUIVALENT ADS	$9.52	$11.53	$0.35

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	979,056,958	966,784,509	966,784,509

COMPREHENSIVE INCOME
Net income	$9,319	$11,148	$338
Unrealized gain on available-for-sale securities	—	180	5

Comprehensive income	$9,319	$11,328	$343

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Three Months Ended March 31
	2006	2007	2007
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited)

			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,319	$11,148	$338
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	131	165	5
Depreciation and amortization	10,229	9,916	300
Gain on sale of short-term investments	(10)	(44)	(1)
Unrealized losses on investment in private mutual fund	2	—	—
Net loss on disposal of scrap inventories and property, plant and equipment	40	(6)	—
Equity in net loss (gain) of unconsolidated companies	9	(9)	—
Stock compensation expenses for shares sold to employee at a discount	503	—	—
Deferred income taxes	1,609	(58)	(2)
Minority interest	—	(8)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	669	1,595	48
Inventories	(129)	(970)	(29)
Prepaid expenses	(1,830)	(2,096)	(63)
Other current assets	(625)	(454)	(14)
Other assets	(120)	58	2
Increase (decrease) in:
Trade notes and accounts payable	(1,492)	(152)	(5)
Income tax payable	1,951	4,425	134
Accrued expenses	(913)	(7,950)	(241)
Customers’ deposits	(258)	(154)	(5)
Other current liabilities	97	(257)	(8)
Accrued pension liabilities	—	653	20
Deferred income	(143)	(91)	(3)
Other liabilities	(47)	(57)	(2)

Net cash provided by operating activities	18,992	15,654	474

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	(2,173)	(1,730)	(52)
Proceeds from disposal of available-for-sale securities	356	670	20
Acquisition of long-term investments	—	(1,066)	(32)
Acquisitions of property, plant and equipment	(6,271)	(4,896)	(148)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Three Months Ended March 31
	2006	2007	2007
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited)

			(Note 3)
Proceeds from disposal of property, plant and equipment	$4	$11	$—
Acquisitions of patents and computer software	(16)	(20)	(1)

Net cash used in investing activities	(8,100)	(7,031)	(213)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	—	87	3
Payments on principal on long-term loans	(200)	(306)	(10)
Purchase of treasury stock	(8,824)	—	—

Net cash used in financing activities	(9,024)	(219)	(7)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,868	8,404	254

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,891	70,673	2,141

CASH AND CASH EQUIVALENTS, END OF PERIOD	$43,759	$79,077	$2,395

SUPPLEMENTAL INFORMATION
Income tax paid	$43	$53	$2

Interest paid	$—	$2	$—

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$300	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to the Company’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of the Company and the privatization plan was completed. The MOTC and Taiwan Mobile Co. sold 505,388,900 and 58,959,000 common shares of the Company, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of March 31, 2007 the MOTC owns 35.41% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financials statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The results of operations for three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the entire fiscal year. For further information, refer to the consolidated financial statements, significant accounting policies and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

Recent Accounting Pronouncements

The Company has adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions from January 1, 2007. The Company has reviewed its tax positions and concluded they have met the recognition thresholds and measurement attributes prescribed by FIN 48 and therefore, FIN 48 had no impact upon adoption.

In June 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact the adoption of SFAS No. 157 will have on the Company’s consolidated financial position and results of operations.

In February, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this standard.

3.	RECLASSIFICATION

Certain accounts of 2006 have been reclassified to conform to the 2007 interim consolidated financial statements presentation.

4.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2007, which was NT$33.01 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CASH AND CASH EQUIVALENTS

	December 31, 2006	March 31, 2007
	NT$	NT$
		(Unaudited)

Cash and bank deposits	$7,986	$7,032
Negotiable Certificate of Deposit	25,751	33,520
Commercial paper purchased	36,936	38,525

	$70,673	$79,077

6.	SHORT-TERM INVESTMENTS

	December 31, 2006		March 31, 2007
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)

Available-for-sale securities
Open-end mutual funds	$5,789	$431	$6,814	$588
Real estate investment trust fund	179	29	190	39
Listed stocks	983	81	1,231	94

	$6,951	$541	$8,235	$721

The Company’s gross realized gains and losses on the sale of investments for the three months ended March 31, 2007 were NT$52 million (unaudited) and NT$8 million (unaudited), respectively.

The Company has entered into investment management agreements with one well-known financial institution (fund managers) to manage its investment portfolios from October 2006. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of March 31, 2007, the original amount of the Company’s investment portfolios managed by these fund managers was US$100 million. The investment portfolios included securities such as open-end mutual funds, listed stocks and others.

7.	LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31, 2006		March 31, 2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
			(Unaudited)
Equity investees:
SENAO International Co., Ltd. (“SENAO”)	$—	—	$1,097	31
Chunghwa Investment (“CHI”)	975	49	981	49
Taiwan International Standard Electronics (“TISE”)	609	40	579	40
Spring House Entertainment Inc.	17	30	15	30

	1,601		2,672

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
iD Branding Ventures (“iDBV”)	75	8	75	8
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15
3-Link Information Service (“3-Link”)	4	12	4	12

	1,945		1,945

	$3,546		$4,617

The Company invested SENAO in January, 2007 for a purchase price of NT$1,066 million and is in the process of allocating the purchase price. SENAO sells various brand names of handsets and provides subscription services for cellular mobile service providers’ airtime services. SENAO also runs other business such as manufacturing and sales of PLAM (private local area mobile phone) to foreign markets, WPABX, and a family of wireless LAN products. The quoted market price of SENAO as of March 31,

2007 was NT$3,448 million. No dividend was declared by SENAO for the three months ended March 31, 2007. On April 12, 2007, the Company obtained four out of seven seats of the board of the directors of SENAO. The Company has obtained substantive control of SENAO by controlling the board of directors of SENAO and will consolidate the accounts of SENAO and its subsidiaries from that date.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months ended March 31, 2006 and 2007, respectively.

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months ended March 31, 2006 and 2007, respectively.

The Company invested Spring House in October, 2006, for a purchase price of NT$22 million. Spring House engages mainly in internet services. No dividend was declared by Spring House for the three months ended March 31, 2007.

The Company invested iDBV on November 13, 2006, for a purchase price of NT$75 million. iDBV engages mainly in investment in companies dealing with brand marketing.

The Company evaluates the investments in TFC, iDBV, RPTI, Siemens and 3-Link for impairment annually. There were no indicators of impairment noted in TFC, iDBV, RPTI, Siemens and 3-Link for the three months ended March 31, 2006 and 2007, respectively.

The Company received dividends of NT$29 million (unaudited) and NT$36 million (unaudited) from Siemens for the three months ended March 31, 2006 and 2007, respectively.

8.	SHORT-TERM LOANS

	December 31, 2006	March 31, 2007
	NT$	NT$
		(Unaudited)

Bank loans - annual yield rate - 2.955%	$126	$213

9.	CURRENT PORTION OF LONG-TERM LOANS

	December 31, 2006	March 31, 2007
	NT$	NT$
		(Unaudited)

Loan from the Fixed-Line Fund	$300	$—
Bank loans - annual yield rate - 3.05%	23	17

	$323	$17

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit up to the original amount contributed to the fund. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005 until March 12, 2007.

CHIEF obtained a secured loan from Chinatrust Commercial Bank. Interest and principal are payable monthly and the secured loan is due by November 18, 2007.

As of March 31, 2007, the Company has unused credit line of approximately NT$26,937 million (unaudited), which are available for short-term and long-term borrowings.

10.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation revised on May 30, 2006, the Company’s authorized capital is NT$120,000,000,020. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership of the Company falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

As the preferred shares are mandatory redeemable in 2009, the shares are classified as other long-term liabilities. The redemption value of preferred shares is NT$20.

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Afterwards, the MOTC and Taiwan Mobile Co., Ltd sold 505,389 thousand and 58,959 thousand common shares of the Company, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of March 31, 2007, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents, exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2006 and March 31, 2007, the outstanding ADSs were 307,399 thousand units (including stock dividends), which equaled approximately 3,073,988 thousand common shares and represented 31.8% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings, shall be distributed in the following:

a.	From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus.

b.	No more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization.

c.	Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.

During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the stockholders based on the resolution of stockholders’ meeting.

If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

11.	EMPLOYEE STOCK COMPENSATION

The MOTC provided employees with two stock purchase plans: The market discount plan and the par value plan.

Market discount plan—under the market discount plan, the MOTC sold shares of stock at discounted prices to employees at various times from October 2000 to September 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% from the quoted market price in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. The common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. There were no market discount plan offerings during the period ended March 31, 2006 and 2007.

Par value plan—under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the three months ended March 31, 2006 and 2007 were 10,411,955 shares and zero share, respectively. The MOTC received total proceeds of NT$104 million (unaudited) and nil (unaudited) for the three months ended March 31, 2006 and 2007, respectively, from these sales.

The Company recognized NT$503 million (unaudited) and nil (unaudited) as compensation expense for the discounted shares purchased by employees under the par value plan for three months ended March 31, 2006 and 2007, respectively.

The basic earnings per share were reduced NT$0.05 (unaudited) and nil (unaudited) for three months ended March 31, 2006 and 2007, respectively, after the Company recognized the aforementioned compensation expenses under market discount plan and par value plan. There was no income tax benefit recognized in the statement of operation for share-based compensation arrangements and there was no effect on the statements of cash flow.

12.	PENSION PLAN

Pension costs for the defined benefit plan amounted to NT$826 million (unaudited) and NT$748 million (unaudited) for the three months ended March 31, 2006 and 2007, respectively. Pension costs for the defined contribution plan amounted to NT$8 million (unaudited) and NT$11 million (unaudited) for the three months ended March 31, 2006 and 2007, respectively, The Company’s contributions to all retirement plans were NT$444 million (unaudited) and NT$108 million (unaudited) for the three months ended March 31, 2006 and 2007, respectively.

The Company approved a Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily applied to leave the Company from March 1 to March 31, 2006 to also receive benefit payments based on the respective original plan plus additional separation payments. The approval procedure took up to 15 days after applications were submitted therefore, if employees applied for the voluntary retirement on March 31, 2006, they were eligible to retire from the Company on or before April 14, 2006. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the term of Program C. The Company recognized expense of NT$2,219 million (unaudited) for Program C for the three months ended March 31, 2006.

13.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2007, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$1,186 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$13,668 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

March 31,
2007
NT$
(Unaudited)

Within the following year (April 1, 2007 to March 31, 2008)	$1,358
During the second year (April 1, 2008 to March 31, 2009)	966
During the third year (April 1, 2009 to March 31, 2010)	681
During the fourth year (April 1, 2010 to March 31, 2011)	260
During the fifth year and thereafter (April 1, 2011 to thereafter.)	105

$3,370

As of March 31, 2007, the Company had unused letters of credit of NT$1,127 million (unaudited).

As a part of the government’s effort to upgrade the existing telecommunication infrastructures, the Company and other public utility companies were required by the ROC government to contribute a total of NT$4,500 million to funds called the Fixed-Line Fund and the Piping Fund (collectively referred to as the “funds”). Under the Fixed-Line Fund, the Company contributed NT$1,000 million to the fund, administered by the ROC Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, the Company contributed NT$1,000 million to the fund, administered by the Taipei City Government, on August 15, 1996. Both contributions were accounted for by the Company as “other assets—other” on the Company’s balance sheets.

Through the use of the Funds, the governmental agencies will construct new underground fixed-lines and conduits and perform on-going maintenance operations. Currently, a portion of the fixed-lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

The Company understands that (a) upon completion of the projects, the Company will receive a proportionate legal interest in the assets; or (b) if the projects are incomplete upon dissolution of the funds, the Company will receive its money back. No expiration or dissolution date is specified in the related documents.

14.	LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd, Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Taiwan Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of April 14, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of March 31, 2007, no provision was provided for the litigation.

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

15.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of assets denominated in foreign currencies until such assets are received and fluctuations in stock prices. The Company engaged in foreign currency forward exchange contracts and index future contracts during the three months ended March 31, 2007. Net losses arising from derivative financial instruments for the three months ended March 31, 2007 were NT$11 million (unaudited) (including realized settlement gains of NT$2 million (unaudited) and valuation losses of NT$13 million (unaudited)).

Outstanding forward exchange contracts as of March 31, 2007:

	Currency	Holding Period	Contract Amount (in Million)
March 31, 2007

Sell	JPY/USD	2007.01-2007.04	JPY 562
	EUR/USD	2007.01-2007.04	EUR 8
	GBP/USD	2007.01-2007.04	GBP 2
	GBP/USD	2007.03-2007.04	GBP —
	USD/EUR	2007.03-2007.04	USD —
	USD/JPY	2007.03-2007.04	USD —

Outstanding index future contracts as of March 31, 2007:

	Maturity Date	Units	Contract Amount (in Million)
March 31, 2007

Index future contracts
AMSTERDAM IDX FUT	2007.04	9	EUR 1
CAC40 10 EURO FUT	2007.04	46	EUR 3
DAX INDEX FUTURE	2007.06	11	EUR 2
IBEX 35 INDEX FUTR	2007.04	7	EUR 1
MINI S&P/MIB FUT	2007.06	24	EUR 1
FTSE 100 IDX FUT	2007.06	37	GBP 2
TOPIX INDEX FUTURE	2007.06	32	JPY 529
S&P 500 FUTURE	2007.06	23	USD 8
S&P 500 EMINI FUTURE	2007.06	13	USD 1

b.	Non-derivative financial instruments are as follows:

	December 31, 2006		March 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$70,673	$70,673	$79,077	$79,077
Short-term investments	6,951	6,951	8,235	8,235
Long-term Investments for which it is: —Not practicable	1,945	1,945	1,945	1,945
Refundable deposits (included in “other assets—other”)	3,545	3,545	3,472	3,472
Liabilities
Short-term loans	126	126	213	213
Customers’ deposits	6,654	5,641	6,500	5,497
Current portion of long-term loans	323	323	17	17

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents and short-term investments—the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments—the fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits—the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits—the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Short-term loans and current portion of long-term loans—the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

16.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its operating segments based on the various types of telecommunications services provided to customers. The operating segments are segregated as below:

¡	Local operations—the provision of local telephone services;

¡	DLD operations—the provision of domestic long distance call services;

¡	ILD operations—the provision of international long distance call services;

¡	Cellular operations—the provision of cellular and related services;

¡	Internet and data operation—the provision of Internet access, lease line, and related services;

¡	All other operations—the services other than the above five categories, such as paging operations and carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

For the three months ended March 31, 2006 (unaudited)

	Fixed-line			Cellular	Internet	All
	Local	DLD	ILD	Service	and Data	Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Revenues for reportable segments	$13,443	$3,020	$3,347	$18,486	$15,253	$577	$54,126
Elimination of intersegment amount	(4,205)	(576)	—	(553)	(4,101)	(2)	(9,437)
US GAAP adjustments	323	9	—	7	1	(9)	331

Total revenues from external customers	$9,561	$2,453	$3,347	$17,940	$11,153	$566	$45,020

Operating costs and expenses, excluding depreciation and amortization	$8,246	$1,205	$2,453	$9,014	$6,433	$1,166	$28,517
Elimination of intersegment amount	(1,150)	(882)	(804)	(3,655)	(2,796)	(150)	(9,437)
US GAAP adjustments	1,747	17	52	116	246	192	2,370

	$8,843	$340	$1,701	$5,475	$3,883	$1,208	21,450

Unallocated corporate amount							704

Total operating costs and expenses, excluding depreciation and amortization							$22,154

Depreciation and amortization	$4,567	$178	$157	$1,962	$3,090	$349	$10,303
US GAAP adjustments	(80)	(2)	(3)	(18)	(28)	30	(101)

	$4,487	$176	$154	$1,944	$3,062	$379	10,202

Unallocated corporate amount							27

Total depreciation and amortization							$10,229

Income from operations	$630	$1,637	$737	$7,510	$5,730	$(938)	$15,306
Elimination of intersegment amount	(3,055)	306	804	3,102	(1,305)	148	—
US GAAP adjustments	(1,344)	(6)	(49)	(91)	(217)	(231)	(1,938)

	$(3,769)	$1,937	$1,492	$10,521	$4,208	$(1,021)	13,368

Unallocated corporate amount							(731)

Total income from operations							$12,637

Segment income before income tax	$(550)	$1,682	$713	$7,486	$5,386	$(1,101)	$13,616
Elimination of intersegment amount	(3,055)	306	804	3,102	(1,305)	148	—
US GAAP adjustments	48	(0)	(13)	(36)	(69)	(78)	(148)

	$(3,557)	$1,988	$1,504	$10,552	$4,012	$(1,031)	13,468

Unallocated corporate amount							(545)

Total segment income before income tax							$12,923

For the three months ended March 31, 2007 (unaudited)

	Fixed-line			Cellular	Internet	All
	Local	DLD	ILD	Service	and Data	Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Revenues for reportable segments	$12,988	$2,884	$3,429	$19,195	$15,323	$833	$54,652
Elimination of intersegment amount	(4,170)	(667)	(1)	(1,127)	(3,147)	(39)	(9,151)
US GAAP adjustments	314	6	6	5	0	(51)	280

Total revenues from external customers	$9,132	$2,223	$3,434	$18,073	$12,176	$743	$45,781

Operating costs and expenses, excluding depreciation and amortization	$8,251	$1,162	$2,673	$9,009	$7,176	$553	$28,824
Elimination of intersegment amount	(448)	(799)	(966)	(3,616)	(3,254)	(69)	(9,152)
US GAAP adjustments	169	(13)	(12)	(62)	(11)	5	76

	$7,972	$350	$1,695	$5,331	$3,911	$489	19,748

Unallocated corporate amount							892

Total operating costs and expenses, excluding depreciation and amortization							$20,640

Depreciation and amortization	$4,288	$158	$107	$2,146	$3,187	$101	$9,987
US GAAP adjustments	(74)	(2)	(1)	(18)	(28)	30	(93)

	$4,214	$156	$106	$2,128	$3,159	$131	9,894

Unallocated corporate amount							22

Total depreciation and amortization							$9,916

Income from operations	$449	$1,564	$649	$8,040	$4,960	$179	$15,841
Elimination of intersegment amount	(3,722)	132	965	2,489	107	30	1
US GAAP adjustments	219	21	19	85	39	(86)	297

	$(3,054)	$1,717	$1,633	$10,614	$5,106	$123	16,139

Unallocated corporate amount							(914)

Total income from operations							$15,225

Segment income before income tax	$471	$1,588	$671	$8,063	$5,043	$112	$15,948
Elimination of intersegment amount	(3,722)	132	965	2,489	107	30	1
US GAAP adjustments	236	6	0	1	(18)	(85)	140

	$(3,015)	$1,726	$1,636	$10,553	$5,132	$57	16,089

Unallocated corporate amount							(529)

Total segment income before income tax							$15,560

As significance of paging operation has been decreased below quantitative thresholds required by SFAS 131 in 2006 and thereafter, the Company did not disclose paging operations separately.

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended
	March 31
	2006	2007
	NT$	NT$
	(Unaudited)	(Unaudited)

Taiwan, ROC	$44,044	$44,855
Overseas	976	926

	$45,020	$45,781

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has a non-revenue generating offices in Thailand, U.S. and Vietnam. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.06 million and NT$0.06 million (unaudited) at December 31, 2006 and March 31, 2007, respectively, are located in Taiwan, ROC.

Exhibit 2

Chunghwa Telecom Reports Operating Results for 1Q 2007

and Forecast for 2007

Revenue Growth and Cost Controls Bolster Q1 Profit

Taipei, Taiwan, R.O.C. April 30, 2007—Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported operating results for the first quarter of fiscal year 2007. All figures were prepared in accordance with US GAAP unless otherwise stated.

Financial Highlights for 1Q07:

-	Total revenue increased year-over-year by 1.7% to NT$45.78 billion

-	Internet and data revenue rose 8.9% year-over-year to NT$12.18 billion

-	Mobile revenue increased 0.7% year-over-year to NT$18.07 billion

-	Net income totaled NT$11.15 billion, a year-over-year increase of 19.6%

-	Earnings per share (EPS) were NT$1.15, or NT$11.53 per ADS

-	Net cash flow from operations decreased 17.6% year-over-year to NT$15.65 billion

Revenues

Total revenues for the first quarter of fiscal year 2007 increased year-over-year by 1.7% to NT$45.78 billion, of which 32.3% was from fixed-line services, 39.5% was from mobile services and 26.6% was from Internet and data services, with the remainder attributed to other revenues. Positive revenue growth was driven by strong Internet and data revenue growth, sustained mobile revenue growth, and a moderated decline in fixed-line revenue. 8.9% year-over-year Internet and data services revenue growth came on the heels of continued broadband subscriber growth and broadband speed upgrades. Mobile revenue increased 0.7% in the first quarter to $NT18.07 billion. This year-on-year increase was driven primarily by 13.4% mobile VAS revenue growth, a 2.8% increase in outgoing usage minutes, as well as a slower than expected fixed-to-mobile traffic decline. Fixed-line revenue decreased by 3.7%, the result of a 4.5% local revenue decrease due to mobile and broadband substitution and a 9.4% domestic long distance revenue decrease due to mobile substitution and VoIP. The decline in fixed-line revenue was partially offset by a 2.6% increase in International long distance revenue, primarily attributable to the launch of customized international calling cards for foreign workers and the continued increase in wholesale revenue.

Costs and Expenses

For 1Q 2007, total operating costs and expenses decreased year-over-year by 5.6% to NT$30.56 billion. This decrease was mainly due to excluding the one-off ERP cost incurred in 1Q 2006. Moreover, depreciation and amortization costs have continued to decrease, and were down by 3.1% year-over-year to NT$9.92 billion in 1Q 2007.

EBITDA and Net Income

EBITDA for 1Q 2007 increased 9.9% year-over-year to NT$25.14 billion. The EBITDA margin was 54.9% compared to 50.8% in the first quarter of 2006. Net income for 1Q 2007 was NT$11.15 billion, a year-over-year increase of 19.6%. The increase in net income was mainly due to the exclusion of the one-off ERP cost incurred in 1Q 2006.

Capex

Capital expenditures totaled NT$4.90 billon for 1Q 2007, a 21.9% decrease compared to the same period last year. The decrease in capital expenditures was due primarily to a NT$1.88 billion decrease in mobile spending.

Cash Flows

Net cash flow from operations was NT$15.65 billion, as compared to NT$18.99 billion in 1Q 2006. As of March 31, 2007, the Company’s cash and cash equivalents totaled NT$79.08 billion.

Businesses Performance Highlights

Internet and Data Services

■	Chunghwa added 48,000 new HiNet subscribers over the quarter to bring the total number of Internet subscriptions to 4.35 million at the end of March 2007, an increase from 4.30 million at the end of December 2006.

■	Broadband subscriptions, including ADSL and FTTB subscribers, increased to 4.11 million at the end March 31, 2007. 20,000 new ADSL subscribers and 58,000 new FTTB subscribers were added during the quarter.

■	Data revenue was up 9.1% year-over-year, and can primarily be attributed to Chief Telecom, which was consolidated from 3Q 2006, and contributed NT$126 million in 1Q 2007. 1Q 2007 was the first quarter in which MOD service revenue was reported in the data revenue category of the income statement as a result of its regulation under the Telecommunications Act. Prior to 2007, MOD service revenue was reported under ‘other revenue.’ As of the end of March 2007, Chunghwa had 285,111 MOD subscribers.

Mobile Services

■	As of March 31, 2007, Chunghwa had 8.56 million mobile subscribers, up 0.82% from December 31, 2006.

■	Chunghwa remained the leading mobile operator in Taiwan. According to statistics published by the NCC, at the end of February 2007 the Company’s 2G revenue and 2G subscriber market share were 36.0% and 40.7%, respectively.

■	Chunghwa added 340,000 3G subscribers during 1Q 2007, bringing the total number of 3G subscribers to 1.28 million. At the end of the quarter, 3G ARPU was 63% higher than that of 2G ARPU.

■	Mobile VAS revenue for the quarter represented 6.47% of total mobile revenue, compared to 5.75% in 1Q 2006.

Fixed-line Services

■	As of the end of March 2007, the Company maintained its market leading fixed-line market position, with fixed-line subscribers totaling 13.08 million, down by 0.29% compared to 4Q 2006.

Forecast for fiscal year 2007 (based on ROC GAAP)

-	Total revenue to be NT$182.22 billion,

-	Operating costs and expenses to be NT$126.16 billion,

-	Income before income tax to be NT$56.34 billion,

-	Net income to be NT$44.45 billion, and

-	Earnings per share to be NT$4.60.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our ADR public offering.

The financial statements included in this press release were prepared and published in accordance with U.S. GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press release reflect the current belief of Chunghwa Telecom as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw